July 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, D.C.
20549

Attention:  Kevin Dougherty

Dear Mr. Dougherty:

Re:	Nexen Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-6702

Further to our telephone conversation of July 13, 2010, I write to formally acknowledge receipt of Mr. Schwall’s letter in this regard dated July 2, 2010. As discussed, the original letter was received July 12, 2010 and we have no record of having received an electronic or facsimile copy ahead of this time.

As a number of your comments require substantive analysis in order to prepare a reasoned response, we require an extension of time within which we may respond. It is our current expectation that we will be able to respond to most, if not all, of the issues raised in your letter by July 31, 2010. We will certainly advise you if we encounter any delays that may cause us to require additional time.

Yours very truly,

NEXEN INC.

/s/ Rick Beingessner
Rick Beingessner
Vice President, Chief Legal Counsel,
Corporate & Marketing

/nmd

Cc:	Kevin Reinhart Brendon Muller Eric Miller Ian McDonald